FORM U-7D


                       CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                                              File No. _______
Initial Filing*


                  The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.


1.    Lessee public-utility company:     Public Service Company of New Mexico,
                                         Alvarado Square, Albuquerque,
                                         Bernalillo County, New Mexico 87158

2.    Date of execution of lease:        February 5, 1985, as amended by Lease
                                         Supplement No. 1, dated as of
                                         September 30, 1985 and Lease
                                         Amendment No. 2, dated as of March 9,
                                         1987, as amended and restated by the
                                         Amended and Restated Lease dated as
                                         of September 1, 1993.

2a.   Expected date facility will        The facility was placed in service on
      be placed in service:              February 5, 1985.

3.    Regulatory authority which has
      acted on transaction:

      Name                               Date of Order/Approval
      ----                               ----------------------

      Federal Energy Regulatory
      Commission                         December 31, 1984

      New Mexico Public Utility
      Commission                         December 31, 1984; March 1, 1993

--------
* This filing is made as an initial filing because this is the first time that an EDGARIZED Form U-7D is being filed in connection with the reported lease transaction. The EDGAR system does not recognize the file number indicated on the prior Form U-7Ds filed in paper format. Previously, an Amendment, Restatement and Consolidation of Forms U-7D dated September 14, 1993 was filed by DCC Project Finance Two, Inc. ("DCCTwo") and the First National Bank of Boston with respect to this lease transaction. That filing consolidated separate Form U7-D filings that had been made by DCCTwo and GATX Capital Corporation, the predecessor beneficial owner to DCCTwo. On June 25, 2002, DCCTwo converted from a corporation to a limited liability company under Delaware law under the new name IEA-PSNM, LLC.

4.    Initial term of lease:             30 years (term of lease at time of
                                         original execution thereof).

4a.   Renewal options:                   One or more renewal periods for not
                                         less than three and not more than five
                                         years, provided that no renewal term
                                         shall extend beyond the expiration of
                                         the Support Agreement.

5.    Brief description of facility:     216 mile, 345 kV bulk power
                                         transmission line.

6.    Manufacturer or supplier:          Various; principal portion
                                         constructed by Brown Boveri
                                         Corporation.

7.    Cost of Facility                   Aggregate cost of facility: $73,000,000

                                         Cost of Undivided Interest: $43,800,000

8.    Basic rent, Initial term:          $135,651,698

8a.   Periodic installments:

       From February 5, 1985 until       $649,349
       April 1, 1985:

       From April 1, 1985 until          $2,210,411, semiannually
       March 9, 1987:

       From March 9, 1987 until          $2,309,878, semiannually
       September 14, 1993:

      September 14, 1993:                $2,346,989

      October 1, 1993:                   $0

      April 1, 1994:                     $1,735,761

      October 1, 1994:                   $2,274,005

      From and after April 1, 1995:      $2,243,650, semiannually

9.    Holder of legal title to           State Street Bank and Trust Company
      facility:                          (as successor to the First National
                                         Bank of Boston)

                                         2 Avenue de Lafayette
                                         Boston, Massachusetts 02111

10.  Holder of beneficial interests:

     Name and Address              Amount Invested             Percent of Equity
     ----------------              ---------------             -----------------
     IEA - PSNM, LLC                  $6,975,000                      100%
     c/o Christiana Bank
     1314 King Street
     P.O. Box 957
     Wilmington, Delaware
     19899-0957

11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

     Amount borrowed:                    $29,754,000

     Interest rate:                      10.25%

     Number of lenders:                  At the time of the refinancing, the
                                         Owner Trustee borrowed from one lender.

     Terms of repayment:                 See attached form of the note, which is
                                         attached hereto as Exhibit A, and
                                         incorporated herein.

Date executed:   July 24, 2002

                                           HOLDER OF LEGAL TITLE:

                                           STATE STREET BANK AND TRUST
                                           COMPANY,  as owner trustee

                                           by /s/ Ruth A. Smith
                                              ----------------------------
                                              Title: Vice President

                                           HOLDER OF BENEFICIAL INTEREST:

                                           IEA-PSNM, LLC

                                           by /s/ Daniel Hill
                                              ----------------------------
                                              Title: Vice President

                                                                       EXHIBIT A

             THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES
                ACT OF 1933 AND MAY NOT BE TRANSFERRED, SOLD OR
                   OFFERED FOR SALE IN VIOLATION OF SUCH ACT

                  NONRECOURSE PROMISSORY NOTE, REFUNDING SERIES
                               (DUE APRIL 1, 2012)

                          Issued at: New York, New York

                         Issue Date: September 14, 1993

         THE FIRST NATIONAL BANK OF BOSTON, not in its individual capacity but solely as Owner Trustee (Owner Trustee), under a Trust Agreement dated as of January 2, 1985 with DCC Project Finance Two, Inc. (the Owner Participant), hereby promises to pay to EIP REFUNDING CORPORATION, or registered assigns, the principal sum of $29,754,000 on April 1, 2012 together with interest (computed on the basis of a 360-day year of twelve 30-day months) on the aggregate amount of such principal sum remaining unpaid from time to time from the date of this Refunding Note until due and payable, in arrears, at the rate; 10.25% per annum (the Note Rate). Payments of principal installments of this Refunding Note shall be made in the "principal amount payable" and on the "payment dates" specified in Schedule 1 hereto. Payments of accrued interest on this Refunding Note shall be made on April 1 and October 1 in each year, commencing April 1, 1994, to and including the last "payment date" specified in Schedule 1 hereto. Capitalized terms used in this Refunding Note which are not otherwise defined herein shall have the meanings ascribed thereto in the Indenture (as hereinafter defined).

         Interest on any overdue principal and premium, if any, and (to the extent permitted by applicable law) any overdue interest, shall be paid, on demand, from the due date thereof at the rate per annum equal to the Note Rate plus 1% (computed on the basis of a 360-day year of twelve 30-day months) for the period during which any such principal, premium or interest shall be overdue.

         In the event any date on which a payment is due under this Refunding
Note is not a Business Day, then payment thereof may be made on the next succeeding Business Day with the same force and effect as if made on the date on which such payment was due.

         All payments of principal, premium, if any, and interest to be made by the Owner Trustee hereunder and under the Amended and Restated Trust Indenture and Security Agreement dated as of September 1, 1993, as at any time heretofore or hereafter amended or supplemented in accordance with the provisions thereof (the Indenture), between the Owner Trustee and Chemical Bank, as Trustee (the Indenture Trustee), shall be made only from the Lease Indenture Estate and neither the Trust Estate nor the Indenture Trustee shall have any obligation for the payment thereof except to the extent that the Indenture Trustee shall have sufficient income or proceeds from the Lease Indenture Estate to make such payments in accordance with the terms of Article V of the Indenture. The Holder hereof, by its acceptance of this Refunding Note, agrees that such Holder will look solely to the Lease Indenture Estate and the income and proceeds from the Lease Indenture Estate to the extent available for distribution to the Holder hereof as above provided, and that neither the Owner Participant nor, except as expressly provided in the Indenture, the Owner Trustee nor the

Indenture Trustee is or shall be personally liable to the Holder hereof for any amounts payable under this Refunding Note or for any performance to be rendered under the Indenture or any other Transaction Document or for any liability thereunder.

         Principal, premium, if any, and interest shall be payable, in the manner provided in the Indenture, on presentment of this Refunding Note at the Indenture Trustee Office, or as otherwise provided in the Indenture.

         The Holder hereof, by its acceptance of this Refunding Note, agrees that each payment received by it hereunder shall be applied in the manner set forth in Section 3.11 of the Indenture. The Holder of this Refunding Note agrees, by its acceptance hereof, that it will duly note by appropriate means all payments of principal or interest made hereon and that it will not in any event transfer or otherwise dispose of this Refunding Note unless and until all such notations have been duly made.

         This Refunding Note is one of the Refunding Notes referred to in the Indenture. The Indenture permits the issuance of additional series of Notes, as provided in Section 3.5 of the Indenture, and the several series may be for varying aggregate principal amounts and may have different maturity dates, interest rates, redemption provisions and other terms. The properties of the Owner Trustee included in the Lease Indenture Estate are pledged to the Indenture Trustee to the extent provided in the Indenture as security for the payment of the principal of and premium, if any, and interest on this Refunding Note and all other Notes issued and outstanding from time to time under the Indenture. Reference is hereby made to the Indenture for a statement of the rights of the Holders of, and the nature and extent of the security for, this Refunding Note and of the rights of, and the nature and extent of the security for, the Holders of the other Notes and of certain rights of the Owner Trustee, as well as for a statement of the terms and conditions of the trust created by the Indenture, to all of which terms and conditions the Holder hereof agrees by its acceptance of this Refunding Note.

         This Refunding Note is subject to prepayment as provided in Sections
5.2 and 5.3 of the Indenture, such prepayment being without premium but including accrued interest to the date of prepayment.


         In the event that the Lease referenced in Appendix A to the Indenture shall be terminated pursuant to Section 14 thereof as a result of the exercise by the Lessee of its option to purchase the Undivided Interest, this Refunding Note shall be prepaid in full on the date of such purchase at the following prepayment prices, plus accrued interest to the date of such prepayment:

                       Prepayment                                   Prepayment
 Date                     Price                  Date                  Price
 ----                     -----                  ----                  -----

April 1, 2000            106.63%            October 1, 2006           102.41%
October 1, 2000          106.03             April 1, 2007             102.41
April 1, 2001            106.03             October 1, 2007           101.81
October 1, 2001          105.43             April 1, 2008             101.81
April 1, 2002            105.43             October 1, 2008           101.21
October 1, 2002          104.82             April 1, 2009             101.21
April 1, 2003            104.82             October 1, 2009           100.60
October 1, 2003          104.22             April 1, 2010             100.60
April 1, 2004            104.22             October 1, 2010           100.00
October 1, 2004          103.62             April 1, 2011             100.00
April 1, 2005            103.62             October 1, 2011           100.00
October 1, 2005          103.01             April 1, 2012             100.00
April 1, 2006            103.01


         In case an Indenture Event of Default shall occur and be continuing, the unpaid balance of the principal of this Refunding Note and any other Notes, together with all accrued but unpaid interest thereon, may, subject to certain rights of the Owner Trustee or the Owner Participant contained or referred to in the Indenture, be declared or may become due and payable in the manner and with the effect provided in the Indenture.

         The lien upon the Lease Indenture Estate is subject to being legally discharged prior to the maturity of this Refunding Note upon the deposit with the Indenture Trustee of cash or certain securities sufficient to pay this Refunding Note when due in accordance with the terms of the Indenture.

         There shall be maintained at the Indenture Trustee Office a register for the purpose of registering transfers and exchanges of Notes in the manner provided in the Indenture. The transfer of this Refunding Note is registrable, as provided in the Indenture, upon surrender of this Refunding Note for registration of transfer duly accompanied by a written instrument of transfer duly executed by or on behalf of the registered Holder hereof, together with the amount of any applicable transfer taxes. Prior to due presentment for registration of transfer of this Refunding Note, the Owner Trustee and the Indenture Trustee may treat the person in whose name this Refunding Note is registered as the owner hereof for the purpose of receiving payments of principal of and premium, if any, and interest on this Refunding Note and for all other purposes whatsoever, whether or not this Refunding Note be overdue, and neither the Owner Trustee nor the Indenture Trustee shall be affected by notice to the contrary; provided, however, that each of the Owner Trustee and the Indenture Trustee acknowledge that (i) EIP Refunding Corporation shall assign and transfer this Refunding Note to Chemical Bank as trustee under the Refunding Collateral Trust Indenture referenced in Appendix A to the Indenture and, (ii) upon such transfer, such Trustee shall be the owner of this Refunding Note for all purposes of the Indenture.

         THIS REFUNDING NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

         IN WITNESS WHEREOF, the Owner Trustee has caused this Refunding Note to be duly executed as of the date hereof.

                                      THE FIRST NATIONAL BANK OF BOSTON, not in its individual capacity, but solely as Owner Trustee under a Trust Agreement dated as of January 2, 1985 with the within-mentioned Owner Participant

                                      By:
                                         ---------------------------------------
                                      Name:
                                      Title:
                                      CHEMICAL BANK, as Indenture Trustee



This Note is one of the Notes described in the within-mentioned Indenture.


                                      By:
                                         ---------------------------------------
                                                     Authorized Officer

                                   SCHEDULE 1
                              TO THE REFUNDING NOTE
                               (DUE APRIL 1, 2012)

                       Schedule of Principal Amortization

                          $29,754,000 Principal Amount


          Payment                       Principal                     Principal
            Date                     Amount Payable                  Amount Paid
            ----                     --------------                  -----------

October 1, 1995                               $0
April 1, 1996                                  0
October 1, 1996                                0
April 1, 1997                                  0
October 1, 1997                                0
April 1, 1998                                  0
October 1, 1998                                0
April 1, 1999                                  0
October 12, 1999                               0
April 1, 2000                                  0
October 1, 2000                          410,000
April 1, 2001                            739,000
October 1, 2001                          777,000
April 1, 2002                            817,000
October 1, 2002                          859,000
April 1, 2003                            903,000
October 1, 2003                          949,000
April 1, 2004                            998,000
October 1, 2004                        1,049,000
April 1, 2005                          1,102,000
October 1, 2005                        1,159,000
April 1, 2006                          1,218,000
October 1, 2006                        1,281,000
April 1, 2007                          1,346,000
October 1, 2007                        1,415,000
April 1, 2008                          1,488,000
October 1, 2008                        1,564,000
April 1, 2009                          1,644,000
October 1, 2009                        1,729,000
April 1, 2010                          1,817,000
October 1, 2010                        1,910,000
April 1, 2011                          2,008,000
October 1, 2011                        2,111,000
April 1, 2012                            461,000

                                   ASSIGNMENT

                            Date: September 14, 1993



         For value received, EIP REFUNDING CORPORATION (EIP Refunding) hereby sells, assigns and transfers to CHEMICAL BANK, as Collateral Trust Trustee pursuant to the Refunding Collateral Trust Indenture dated as of September 1, 1993, as heretofore amended and supplemented, among EIP Refunding, Public Service Company of New Mexico and said Collateral Trust Trustee, without recourse, the Refunding Note to which this Assignment is annexed and all rights thereunder.


                                      EIP REFUNDING CORPORATION

                                      By:
                                         ---------------------------------------
                                                       President